

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2013

Via E-mail
Mr. C. Taylor Pickett
Chief Executive Officer
Omega Healthcare Investors, Inc.
200 International Circle, Suite 3500
Hunt Valley, MD 21030

> **Re: Omega Healthcare Investors, Inc.**
> **Form 10-K**
> **Filed February 28, 2013**
> **File No. 001-11316**

Dear Mr. Pickett:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Significant Lease Amendment, page 37

1.   We note the transaction between two of your operators on December 1, 2012 and the new 53 facility master leases with Genesis. Please tell us if this will have a positive or negative financial impact on your expected future results of operations and if so please disclose the impact in future filings.

Results of Operations, page 42

2.   We note that revenues increased significantly and you disclose that this increase was due to fourth quarter 2011 acquisitions and a new investment in 2012. Please tell us how much of the increase was related to 2011 acquisitions and how much of the increase was

related to a new investment in 2012. Also, please provide us with a same store analysis as it relates to properties owned in 2012 and 2011. Please provide this information in your response and in future filings.

Note 3 – Properties, page F-13

Assets Sold or Held for Sale, page F-19

3.   We note that as of December 31, 2012 you had two SNFs and one parcel of land classified as held-for-sale. We also note that in 2011 you classified four Connecticut SNFs as held-for-sale and are actively marketing these facilities for sale. In that regard, please explain why the four Connecticut properties are not also classified as held-for-sale.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief